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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

STR HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78478V100
(CUSIP Number of Class of Securities)
Alan N. Forman
Senior Vice President and General Counsel
STR Holdings, Inc.
18 Craftsman Road
East Windsor, CT 06088
(860) 758-7300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Douglas Warner
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8751

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$30,000,000	$3,864

(1)
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $30,000,000 shares of common stock of STR Holdings, Inc. at a purchase price not greater than $1.54 per share and not less than $1.00 in cash.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2014 equals $128.80 per million dollars of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:

        If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by STR Holdings, Inc., a Delaware corporation ("STR" or the "Company"), to purchase for cash not more than $30,000,000 of shares of its common stock, par value $0.01 per share (the "Shares"), pursuant to (1) auction tenders ("Auction Tenders") at prices specified by the tendering stockholders not greater than $1.54 per Share and not less than $1.00 per Share or (2) purchase price tenders ("Purchase Price Tenders"), in either case, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 31, 2014 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Tender Offer"), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.    Summary Term Sheet.

        The information under the heading "Summary Term Sheet," included in the Offer to Purchase, is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is STR Holdings, Inc. The address and telephone number of the issuer's principal executive offices are: 18 Craftsman Road, East Windsor, CT 06088, (860) 758-7300.

        (b)   The subject securities are STR's common stock, par value $0.01 per share. As of December 31, 2013, there were 41,886,915 Shares issued and outstanding.

        (c)   Information about the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading "Section 7—Price Range of Shares."

Item 3.    Identity and Background of Filing Person.

        (a)   The filing person to which this Schedule TO relates is STR Holdings, Inc. The address and telephone number of STR are set forth under Item 2(a) above. The names of the directors and executive officers of STR are as set forth in the Offer to Purchase under the heading "Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of STR are c/o STR Holdings, Inc., 18 Craftsman Road, East Windsor, CT 06088, (860) 758-7300.

Item 4.    Terms of the Transaction.

        (a)   The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings "Summary Term Sheet," "Section 1—Number of Shares; Purchase Price; Proration," "Section 2—Background and Purpose of the Offer; Certain Effects of the Offer," "Section 3—Procedures for Tendering Shares," "Section 4—Withdrawal Rights," "Section 5—Purchase of Shares and Payment of Purchase Price," "Section 6—Conditions of the Offer," "Section 8—Source and Amount of Funds," "Section 9—Certain Information Concerning the Company," "Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 13—U.S. Federal Income Tax Considerations" and "Section 14—Extension of the Offer; Termination; Amendment."

        (b)   The details regarding any purchases from an officer, director or affiliate of STR are incorporated herein by reference from the Offer to Purchase under the heading "Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares."

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (a)   Information regarding agreements involving STR's securities is incorporated herein by reference from the Offer to Purchase under the heading "Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares."

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings "Summary Term Sheet" and "Section 2—Background and Purpose of the Offer; Certain Effects of the Offer."

        (b)   Information regarding the treatment of Shares acquired pursuant to the Tender Offer is incorporated herein by reference from the Offer to Purchase under the heading "Section 2—Background and Purpose of the Offer; Certain Effects of the Offer."

        (c)   Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings "Section 2—Background and Purpose of the Offer; Certain Effects of the Offer," "Section 7—Price Range of Shares" and "Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares."

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading "Section 8—Source and Amount of Funds."

        (b)   Financing will not be required in connection with the Tender Offer.

        (d)   None of the consideration for the Tender Offer will be borrowed. STR will use cash and cash equivalents to fund the Tender Offer.

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information under the heading "Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

        (b)   The information under the heading "Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information under the headings "Summary Term Sheet" and "Section 15—Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)-(b)  Not applicable. The consideration offered consists solely of cash. The Tender Offer is not subject to any financing condition and STR is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.    Additional Information.

        The Company will amend the Schedule TO to include documents that the Company may file with the Securities and Exchange Commission (the "SEC") after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

        (a)(1)  The information under the heading "Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

        (a)(2)  The information under the heading "Section 12—Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (a)(3)  The information under the heading "Section 12—Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (a)(4)  The information under the heading "Section 2—Background and Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

        (a)(5)  None. The information under the heading "Section 12—Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 31, 2014.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 31, 2014.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 31, 2014.
(a)(1)(F)	Summary Advertisement, dated January 31, 2014.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing commencement of the Tender Offer, dated January 31, 2014.
(b)	None.
(d)(1)
Registration Rights Agreement, dated as of November 6, 2009, among STR Holdings, Inc. and the stockholders party thereto. (filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).

Exhibit No.	Description
(d)(2)	Form of Indemnification Agreement between STR Holdings, Inc. and each of its directors and executive officers. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(3)(A)	2009 Equity Incentive Plan. (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(4)
Employment Agreement, dated as of December 7, 2011, between Specialized Technology Resources, Inc. and Robert S. Yorgensen. (filed as Exhibit 10.1 on the Company's Form 8-K filed on December 13, 2011 (file no. 001-34529) and incorporated herein by reference).
(d)(5)
Employment Agreement, dated as of April 12, 2010, between Specialized Technology Resources, Inc. and Alan N. Forman. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 12, 2010 (file no. 001-34529) and incorporated herein by reference).
(d)(6)
Retention Agreement, dated as of July 18, 2013, between STR Holdings, Inc. and Robert S. Yorgensen. (filed as Exhibit 10.1 to the Company's Form 8-K filed on July 23, 2013 (file no.001-34529) and incorporated herein by reference).
(d)(7)
Retention Agreement, dated as of July 18, 2013, between STR Holdings, Inc. and Barry A. Morris. (filed as Exhibit 10.2 to the Company's Form 8-K filed on July 23, 2013 (file no.001-34529) and incorporated herein by reference).
(d)(8)
Retention Agreement, dated as of July 18, 2013, between STR Holdings, Inc. and Alan N. Forman. (filed as Exhibit 10.3 to the Company's Form 8-K filed on July 23, 2013 (file no.001-34529) and incorporated herein by reference).
(d)(9)
Retention Agreement, dated as of July 18, 2013, between STR Holdings, Inc. and Joseph C. Radziewicz. (filed as Exhibit 10.4 to the Company's Form 8-K filed on July 23, 2013 (file no.001-34529) and incorporated herein by reference).
(d)(10)
Form of STR Holdings, Inc. Restricted Stock Agreement for executive officers that held incentive units in STR Holdings (New) LLC. (filed as Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(11)
Form of STR Holdings, Inc. Restricted Stock Agreement for other holders of units in STR Holdings (New) LLC. (filed as Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(12)
Class A Unit Grant Agreement, dated as of November 5, 2009, between STR Holdings (New) LLC and Dennis L. Jilot. (filed as Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(13)
Restricted Stock Agreement, dated as of November 6, 2009, between STR Holdings, Inc, and Dennis L. Jilot. (filed as Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(14)
Form of Restricted Stock Agreement of STR Holdings, Inc. (filed as Exhibit 10.22 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).

Exhibit No.	Description
(d)(15)	Specialized Technology Resources, Inc. Management Incentive Plan. (filed as Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(16)
Form of STR Holdings, Inc. Option Award Agreement for executive officers. (filed as Exhibit 10.24 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(17)
Form of STR Holdings, Inc. Incentive Stock Option Award Agreement. (filed as Exhibit 10.25 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(18)
Form of STR Holdings, Inc. Non-Qualified Stock Option Award Agreement. (filed as Exhibit 10.26 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(19)	Form of Executive Severance Agreement (filed as Exhibit 10.2 to the Company's Form 8-K filed on October 3, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(20)	Form of Executive Option Agreement (filed as Exhibit 10.3 to the Company's Form 8-K filed on October 3, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(21)
Executive Severance Agreement dated October 1, 2012 between the Company and Robert S. Yorgensen (filed as Exhibit 10.4 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(22)
Executive Severance Agreement dated October 1, 2012 between the Company and Barry A. Morris (filed as Exhibit 10.5 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(23)
Executive Severance Agreement dated October 1, 2012 between the Company and Alan N. Forman (filed as Exhibit 10.6 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(24)
Executive Severance Agreement dated October 1, 2012 between the Company and Joseph C. Radziewicz (filed as Exhibit 10.7 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(25)
Executive Option Agreement dated October 1, 2012 between the Company and Robert S. Yorgensen (filed as Exhibit 10.8 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(26)
Executive Option Agreement dated October 1, 2012 between the Company and Barry A. Morris (filed as Exhibit 10.9 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(27)
Executive Option Agreement dated October 1, 2012 between the Company and Alan N. Forman (filed as Exhibit 10.10 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(28)
Executive Option Agreement dated October 1, 2012 between the Company and Joseph C. Radziewicz (filed as Exhibit 10.11 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STR HOLDINGS, INC.
By:	/s/ ALAN N. FORMAN
	Name:	Alan N. Forman
	Title:	Senior Vice President and General Counsel

Date: January 31, 2014

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 31, 2014.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 31, 2014.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 31, 2014.
(a)(1)(F)	Summary Advertisement, dated January 31, 2014.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing commencement of the Tender Offer, dated January 31, 2014.
(b)	None.
(d)(1)
Registration Rights Agreement, dated as of November 6, 2009, among STR Holdings, Inc. and the stockholders party thereto. (filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(2)
Form of Indemnification Agreement between STR Holdings, Inc. and each of its directors and executive officers. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(3)(A)	2009 Equity Incentive Plan. (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(4)
Employment Agreement, dated as of December 7, 2011, between Specialized Technology Resources, Inc. and Robert S. Yorgensen. (filed as Exhibit 10.1 on the Company's Form 8-K filed on December 13, 2011 (file no. 001-34529) and incorporated herein by reference).
(d)(5)
Employment Agreement, dated as of April 12, 2010, between Specialized Technology Resources, Inc. and Alan N. Forman. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 12, 2010 (file no. 001-34529) and incorporated herein by reference).
(d)(6)
Retention Agreement, dated as of July 18, 2013, between STR Holdings, Inc. and Robert S. Yorgensen. (filed as Exhibit 10.1 to the Company's Form 8-K filed on July 23, 2013 (file no.001-34529) and incorporated herein by reference).
(d)(7)
Retention Agreement, dated as of July 18, 2013, between STR Holdings, Inc. and Barry A. Morris. (filed as Exhibit 10.2 to the Company's Form 8-K filed on July 23, 2013 (file no.001-34529) and incorporated herein by reference).

Exhibit No.	Description
(d)(8)	Retention Agreement, dated as of July 18, 2013, between STR Holdings, Inc. and Alan N. Forman. (filed as Exhibit 10.3 to the Company's Form 8-K filed on July 23, 2013 (file no.001-34529) and incorporated herein by reference).
(d)(9)
Retention Agreement, dated as of July 18, 2013, between STR Holdings, Inc. and Joseph C. Radziewicz. (filed as Exhibit 10.4 to the Company's Form 8-K filed on July 23, 2013 (file no.001-34529) and incorporated herein by reference).
(d)(10)
Form of STR Holdings, Inc. Restricted Stock Agreement for executive officers that held incentive units in STR Holdings (New) LLC. (filed as Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(11)
Form of STR Holdings, Inc. Restricted Stock Agreement for other holders of units in STR Holdings (New) LLC. (filed as Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(12)
Class A Unit Grant Agreement, dated as of November 5, 2009, between STR Holdings (New) LLC and Dennis L. Jilot. (filed as Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(13)
Restricted Stock Agreement, dated as of November 6, 2009, between STR Holdings, Inc, and Dennis L. Jilot. (filed as Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(14)
Form of Restricted Stock Agreement of STR Holdings, Inc. (filed as Exhibit 10.22 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(15)
Specialized Technology Resources, Inc. Management Incentive Plan. (filed as Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(16)
Form of STR Holdings, Inc. Option Award Agreement for executive officers. (filed as Exhibit 10.24 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(17)
Form of STR Holdings, Inc. Incentive Stock Option Award Agreement. (filed as Exhibit 10.25 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(18)
Form of STR Holdings, Inc. Non-Qualified Stock Option Award Agreement. (filed as Exhibit 10.26 to the Company's Quarterly Report on Form 10-Q filed on November 17, 2009 (file no. 001-34529) and incorporated herein by reference).
(d)(19)	Form of Executive Severance Agreement (filed as Exhibit 10.2 to the Company's Form 8-K filed on October 3, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(20)	Form of Executive Option Agreement (filed as Exhibit 10.3 to the Company's Form 8-K filed on October 3, 2012 (file no.001-34529) and incorporated herein by reference).

Exhibit No.	Description
(d)(21)	Executive Severance Agreement dated October 1, 2012 between the Company and Robert S. Yorgensen (filed as Exhibit 10.4 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(22)
Executive Severance Agreement dated October 1, 2012 between the Company and Barry A. Morris (filed as Exhibit 10.5 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(23)
Executive Severance Agreement dated October 1, 2012 between the Company and Alan N. Forman (filed as Exhibit 10.6 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(24)
Executive Severance Agreement dated October 1, 2012 between the Company and Joseph C. Radziewicz (filed as Exhibit 10.7 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(25)
Executive Option Agreement dated October 1, 2012 between the Company and Robert S. Yorgensen (filed as Exhibit 10.8 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(26)
Executive Option Agreement dated October 1, 2012 between the Company and Barry A. Morris (filed as Exhibit 10.9 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(27)
Executive Option Agreement dated October 1, 2012 between the Company and Alan N. Forman (filed as Exhibit 10.10 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(d)(28)
Executive Option Agreement dated October 1, 2012 between the Company and Joseph C. Radziewicz (filed as Exhibit 10.11 to the Company's Form 10-Q filed on November 8, 2012 (file no.001-34529) and incorporated herein by reference).
(g)	None.
(h)	None.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX